SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 3, 2002

Banco Bilbao Vizcaya Argentaria, S.A.
(Exact name of registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of Incorporation)

Plaza de San Nicolás 4
48005 Bilbao Spain
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F ☒	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes	No ☒

(If “Yes” is marked, indicate below
the file number assigned to the registrant in
connection with Rule 12g3-2(b):)    N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item

1.	Other Communication, dated December 3, 2002, regarding Holding Continental, S.A. capital increase.

2.	Communication of Significant Event, dated December 3, 2002, regarding resolutions adopted at BBVA’s Board of Directors meeting held on November 22, 2002 and attached Charter of the Bank’s Directors

OTHER COMMUNICATIONS

BBVA reports that, as a stockholder of 50% of the capital of the Peruvian company Holding Continental S.A., it has proceeded on 26 November 2002 to subscribe to a capital increase in said company for a value of 10 million USD. This capital increase is to be earmarked for financing the offer for the acquisition of shares in Banco Continental, for the purpose of acquiring the stock that is does not hold itself (143,713,997 shares) at a price of 1.59 soles per share. On 27 November 2002, Holding Continental S.A. submitted this operation to the Lima Stock Exchange and reported it as a “Significant Event” to the National Commission for Supervising Companies and Securities of said city.

The purchase transactions are to be performed in the Rueda de Bolsa de Valores (Stock Exchange Circle) in Lima as of the date of notification to said Exchange and until 13 December 2002 inclusive.

December 3rd 2002

SIGNIFICANT EVENT COMMUNICATION

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act, hereby announces the following

SIGNIFICANT EVENT

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., at its meeting held on 22 November 2002 in Barcelona, adopted the following resolutions:

•
To amend point Six of the Rules of Corporate Governance of Banco Bilbao Vizcaya Argentaria, S.A., which were approved by its Board of Directors and reported as a significant event to the supervisory bodies, on 28 June 2002, which point Six is to read as follows:

The qualification of the persons proposed to be appointed as members of the entity’s Board of Directors, which is the responsibility of the General Shareholders’ Meeting or the Board of Directors, in case of a vacancy, shall be evaluated by a Committee of the Board consisting solely of Independent Directors, considering the personal and professional conditions of the candidate, as well as the needs which the company’s governing bodies may have from time to time.

•	To approve the Director’s Statute of the Banco Bilbao Vizcaya Argentaria, S.A., herein attached.

•
To create the Committee for Appointments and Remunerations which shall have as President and members the same as those who are currently designated as members of the Committee for Remunerations, including one further Director to said Committee, Mr Jaume Tomás.

Charter of
Banco Bilbao Vizcaya Argentaria, S.A. directors

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., in its meeting of 28th June 2002, approved some Principles of Corporate Governance as guidelines for the structure and operation of its corporate bodies in the interest of the Company and its shareholders.

As the Charter of the Bank Directors is an essential part of the rules for the Corporate Governance System, the current Charter needs to be reformulated to adapt to the BBVA’s new Principles of Corporate Governance.

I.	COMPOSITION OF THE BOARD

The number of Directors sitting on the Board shall fall within the limits established by the Bylaws and the resolutions passed by the Company’s General Shareholders’ Meeting, although it should not be more than eighteen, according to the BBVA Principles of Corporate Governance.

The Directors may be executive or non-executive Directors. Executive Directors are those with general powers to represent the Company delegated to them on a permanent basis.

The Board shall be composed such that at least two thirds of its members at any one time be independent Directors, i.e. non-executive Directors who are not in any of the following situations:

–
Are shareholders in the Company, or have been appointed because of a special relationship with any of its shareholder, when the shareholding, in either of these cases, is more than three percent of the shares with voting rights.

–	Organisations entitled to a seat on the Board of the Bank or the individuals they may have appointed as their representatives.

–
Have been executive Director, or a member of the Top Management of the Company, or executive Director, or a member of the Top Management of the Auditing Firm which is or has been auditing the Company, until three years have elapsed since this situation ceased.

–
Have a material relationship with the Company, either directly or as partners, shareholders, executives or employees of any other persons or companies that, in turn, have a material relationship with the Company, which might undermine their independence.

–	Have a family relationship with any of the individuals mentioned above, or be in other circumstances that the Board of Directors may deem to impair their independence.

Independent Directors shall be in a majority on the Bank’s Executive Committee, and only independent Directors can be members of the Audit Committee and the Nominating and Compensation Committee for the Board of Directors.

The Chair of the Board shall be Chairman of the Company and, consequently, the Chief Executive Officer of the Bank, and is entitled not just to the attributes established in the Corporate Bylaws, but also, by delegation from the Board, to all the powers inherent to such position with which to exercise effective management of the Company.

II.	APPOINTMENT OF DIRECTORS

Members of the Board of Directors are appointed by the General Shareholders’ Meeting, without prejudice to the Board’s power to co-opt Directors in the event of a vacancy.

In either case, the persons proposed for appointment as Directors must meet the requirements established in the prevailing legal provisions, in the specific regulations applicable to financial institutions, and in the corporate Bylaws.

The qualifications of the persons proposed for appointment as members of the Board of Directors shall be assessed by the Nominating and Compensation Committee with due reference to the candidates’ personal and professional attributes, as well as the needs of the Company’s governing bodies at any time. The Nominating and Compensation Committee shall inform the Board of the opinion it has issued in this respect.

III.	RE-ELECTION OF DIRECTORS

When proposals for re-electing Directors are made, the Bank’s Board of Directors will evaluate the performance of directorship duties of Directors proposed for a further term, their dedication, and such other circumstances as may make it advisable to re-elect them or not.

The Board shall discuss and vote resolutions on such matters in the absence of Directors proposed for re-election. If such Directors are present at the meeting, they should leave it.

IV.	TERM OF DIRECTORSHIPS

Directors shall retire from their directorships at the age of seventy, and the Chairman, as Chief Executive Officer, shall retire at the age of 65, continuing to sit on the Board as Director. Their respective resignations should be instrumented in the first session of the Bank’s Board of Directors to be held after the General Shareholders Meeting that approves the accounts for the year in which they reach said age.

The executive Directors of the Bank will retire from their executive posts at the age of 62, following the same timing rules as established in the above paragraph. When, for this or any other reasons, they cease to be executive Directors, they should place their membership of the Bank’s Board of Directors at the disposal of said Board, which may agree that they should continue to be Directors notwithstanding.

Non-executive Directors shall cease to be members of the different Board Committees three years after they are appointed, although the Board of Directors may decide to re-elect them.

V.	PERFORMANCE OF DIRECTORS’ DUTIES

The members of the Bank’s Board of Directors shall carry out the duties inherent to their post on the Board and on the Board Committees on which they sit, according to the Law, the Corporate Bylaws, the Bank’s rules on Corporate Governance, and the resolutions adopted in this respect by the Company’s administrative organs.

The Director shall be obliged to attend the meetings of the Corporate Bodies and the Board Committees, unless able to show due cause, participating in deliberations, discussions and debates that arise on the matters put before them.

They shall act according to established practice, and as a function of their respective duties on the Board of Directors and its CommittDirectors shall abstain from attending and taking part in cases from which a conflict of interest with the Company may ensue. ees, and in the exercise of the powers expressly delegated to them by the Company’s administrative bodies, especially in their relations with the Bank’s customers, managers and employees.

The Directors shall have sufficient information to be able to form criteria regarding the issues related to the corporate organs of the Bank. The information shall be furnished as far in advance as required in each case.

The exercise of their right to information shall be channelled through the Chairman or Secretary of the Board of Directors, who shall attend to applications directly facilitating the information or establishing suitable information flows within the organisation, unless the operating rules for the Board’s Committees have established a specific procedure for the case.

Directors may propose to the Board of Directors that external experts, not directly involved in the Bank, be brought in on matters submitted to their consideration, whose special complexity or importance they deem to require such help, without prejudice to the provisions in the operating rules for the Board’s Committees on such matters, or to any necessary additional training for adequate exercise of their duties.

VI.	CONFIDENTIALITY

The deliberations of the corporate organs are secret. Consequently, Directors shall keep secret the deliberations of the Board and the Committees on which they sit, and all information to which they may have access in the exercise of their post, which they shall use exclusively in pursuit of their duties and shall look after with due diligence.

The obligation of confidentiality shall remain in force even after they have ceased to hold the post.

VII.	ETHICS AND STANDARDS OF BEHAVIOUR

Directors shall behave ethically in their activities, in keeping with the normative requirements applicable to those who pursue directorship duties in mercantile companies, and more particularly financial institutions, in good faith, and according to the principles constituting the values of the BBVA Group.

In this Charter, this means the regulation of such conflicts as may arise between the interests of the Directors and/or their family members, and the interests of the Bank and its Group, as well as of the instances of incompatibility preventing them from exercising their duties as Directors, amongst other aspects.

VIII.	CONFLICTS OF INTEREST

Directors shall abstain from attending and taking part in cases from which a conflict of interest with the Company may ensue.

They shall not be present in the deliberations of the corporate organs they sit on when these relate to affairs in which they may have a direct or indirect interest; which may affect their family members, customers or companies in which they are directors, managers or employees or hold a significant stake; or when dealing with issues that may affect competitors of companies in which they hold a directorship or a management post or a significant stake.

Likewise, Directors may not directly or indirectly carry out personal, professional or commercial transactions with the Company or its subsidiaries, other than habitual banking relations, unless these are subject to procurement procedures of guaranteed transparency, with competitive bidding and at market prices.

Directors shall also abstain from having a direct or indirect stake in businesses or companies in which the Bank or its subsidiaries have a holding, unless it predates their joining the Board or the Bank or its subsidiaries’ taking out the holding, or the companies are listed on domestic or international stock markets, or the stake is authorised by the Board of Directors.

Directors may not use their position in the Company to obtain material advantage, nor take advantage of any business opportunities that they may get to know of in pursuit of their activity as Director of the Bank, whether to their own direct or indirect profit, or to that of their family members, of customers or of companies in which they are directors, managers or employees, or have a significant stake, unless said opportunity had previously been offered to the Company, which refrained from exploiting it and the Board of Directors has given authorisation for it to be taken up.

In all cases, Directors’ actions shall be subject to the applicable provisions of the BBVA Group’s Code of Conduct relating to Stock Market operations, and to the legal provisions and internal instructions that may be applicable when asking for credit, bonds and warrants from the financial institutions that make up the BBVA Group.

IX.	INCOMPATIBILITIES

In pursuit of their duties, Directors shall be subject to the regime of incompatibilities established under applicable regulations at any time, and in particular those contained in Spanish Law 31/1968, 27th July, on the Incompatibilities for High-Level Management in Private Banking (Ley sobre Incompatibilidades de Altos Cargos de la Banca privada).

Directors may not provide professional services, or be employee, manager or director in companies competing with the Bank or any of the companies of its Group except in those cases expressly authorised by the Board of Directors, unless such services or involvement pre-date the Directors’ joining the Board of the Bank and they have duly reported them when joining.

Nor may Directors of the Bank hold directorships in any of the companies in which the Bank or any of its subsidiaries hold shares.

Exceptionally, an executive Director may pursue directorships, by appointment of the Bank, in companies directly or indirectly controlled by the Bank, with the approval of the Executive Committee, and in any of the companies in which the Bank or any of its subsidiaries hold shares, with the approval of the Board of Directors. Outgoing Directors shall be obliged to present their resignation from such posts they hold in fully or partly owned subsidiaries by reason of their BBVA directorship.

Non executive Directors may hold directorships in companies in which the Bank or any of its subsidiaries hold shares, with the prior approval of the Board of Directors, provided that the directorship does not derive from the BBVA Group’s holding shares in that company. To such effect, shares held by the Bank or any of its subsidiaries in any company in the course of normal business activities (fund management, treasury, hedging or similar transactions) will not be taken into consideration.

Likewise, Directors may not hold political posts or carry out any activities that may transcend into the public realm, or in any way affect the image of the Company, unless they have prior authorisation from the Board of Directors of the Bank.

X.	RESIGNATION OF DIRECTORS
Directors shall leave their post on expiry of the term for which they were appointed, unless they are re-elected.

Likewise, Directors shall place their post at the disposal of the Board of Directors and accept whatever decision the Board may adopt regarding whether or not they should continue as a member. Should the Board decide that they should not, they are obliged to formally present their resignation in the following cases:

–	Should they fall into any of the categories entailing incompatibility or proscription stipulated in the prevailing regulations, in the Bylaws or in the Charter of Directors.

–	Should significant changes take place in their professional situation or in the character by virtue of which they were appointed Directors.

–	Should they be in serious breach of their duties as Directors.

–
Should events for which the Director, acting as such, may be responsible have occasioned serious damage to the Company’s assets, or should they lose the commercial and professional honourability necessary to hold a directorship in the Bank.

XI.	COMPENSATION

The remuneration of Board members shall be governed by the provisions of the Bylaws, distinguishing the payment to which Board members are entitled as Directors from that to which executive Directors are entitled for carrying out their specific duties. Both kinds of payment shall be determined according to the Board of Directors’ resolutions, where not previously established under the Bank Bylaws, and in accordance with the powers of the Nominating and Compensation Committee.

The remuneration of Board members shall be linked to the responsibilities of, the time required by and the incompatibilities inherent to the post that they hold on the Board of Directors and its Committees. Payment of said remuneration shall be compatible, within the framework established in the Bylaws, with the remuneration to which executive Directors are entitled for carrying out their duties in the Company, unless the Board of Directors resolves otherwise.

The Board may also establish exceptions to the application of said criteria of payment when it deems circumstances so to require.

XII.	SYSTEM OF SECURITY BENEFITS

Members of the Bank’s Board of Directors shall be entitled to a system of security benefits to cover severance, retirement or death. It shall be established by the Board of Directors, with such conditions and exceptions as the Board may decide, independently of the system to which executive Directors are entitled.

Directors shall also be entitled to sickness benefits under a medical insurance policy, with such cover as the Board may determine. This may be extended to family members, and accident insurance may also be provided.

They shall also be entitled to be reimbursed for the expenses they incur in pursuit of their duties as Directors, under the conditions determined by the Bank’s Board of Directors.

XIII.	LIABILITY COVER

The Bank shall insure, through a civil liability policy underwritten by an insurance company, against liabilities that Directors may incur in pursuit of their duties. The policy shall cover in advance all expenses (including legal fees), bonds and services that may ensue from any civil, criminal or administrative proceedings initiated against Bank Directors. The Bank shall ensure that the cover remains in force even after Directors have left their posts.

In all cases, the Bank shall relieve Directors from any claim that Directors may incur in the legitimate pursuit of their duties.

XIV.	INCOMPATIBILITY AFTER SEVERANCE

Directors who cease to belong to the Bank’s Board of Directors may not provide services to any other financial institution competing with the bank or any of its subsidiaries for two years after leaving the Board, unless the Board should expressly authorise them to do so. This authorisation may be denied on the ground of the Company’s best interest.

DISCLAIMER

This document is an English translation of the Spanish original. In the event of any doubt, the Spanish original shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 3, 2002	By:	/S/ MIREN JOSUNE BASABE PUNTOX
Name: Miren Josune Basabe Puntox Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.